TASEKO RECEIVES FINAL PERMIT FOR FLORENCE COPPER TEST FACILITY

December 21, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce that the United States Environmental Protection Agency (EPA) has today issued the final required permit, the Underground Injection Control (UIC) permit, to construct and operate the Phase 1 Test Facility at Taseko’s Florence Copper Project in Florence, Arizona.

The comprehensive Phase 1 Test Facility will serve to optimize the copper recovery process and demonstrate its environmental integrity and reliability.

The project has now successfully met all of its regulatory obligations at both the state and federal levels. Including the UIC permit, and the Aquifer Protection permit which was issued by the Arizona Department of Environmental Quality in August, the project has received 19 permits and authorizations. The UIC permit will become effective on January 30, 2017. For further details, the Notice of Final Permit Decision can be found on the EPA website.

“Securing the UIC permit is a significant milestone which further validates the technical and environmental work performed by our engineering and project development teams in Florence,” said Russell Hallbauer, President and CEO of Taseko Mines Limited. “The issuance of this permit by the EPA confirms that our proposal meets the highest environmental standards required under federal law.”

“Permitting any industrial project is a lengthy and challenging process, which is why the receipt of the UIC permit is a major milestone achieved by the Company. There is a possibility that opposing parties will attempt to appeal the UIC permit, similar to the challenge made to the previously granted Aquifer Protection permit, but we expect that the regulatory authorities will successfully defend their thorough process,” concluded Mr. Hallbauer.

The Florence Copper Project strengthens and diversifies Taseko’s copper production capabilities.

More about the project

The deposit contains 2.4 billion pounds of copper in 340 million tons of probable reserves* (at a grade of 0.358% copper) and represents a pre-tax net present value (7.5% discount rate) of US$725 million with an internal rate of return of 36% using a long-term copper price of US$2.75 per pound. Once commercial production is reached, the project will produce an average of 75 million pounds annually for over 20 years.

The in-situ copper recovery (ISCR) project offers attractive direct operating costs of just US$0.80/lb and allows the copper to be recovered using a water-based solution without disturbing the land and with minimal environmental impact.

The Phase 1 Production Test Facility at Florence Copper is a pilot-scale demonstration of commercial ISCR operations. It incorporates the drilling of 24 wells, the injection and recovery of ISCR solution, the manufacture of LME Grade A copper cathode, and the observation and monitoring of groundwater quality and other environmental conditions.

The extraction process occurs deep in the bedrock and involves a combination of straightforward physics and basic chemistry to dissolve and then pump copper-rich solution to the surface. Once at the surface, the solution is converted into sheets of pure copper.

*Based on the April 2013 NI 43-101 Technical Report Pre-Feasibility Study (available on the Company’s SEDAR profile at www.sedar.com). Please see the press release dated March 26, 2013 of Curis Resources Ltd. (“Curis”), the Company’s wholly-owned subsidiary, for further details regarding the report available on Curis’ SEDAR profile at www.sedar.com.

For further information on Taseko and the Florence Copper Project, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Cautionary Note to U.S. Investors Concerning Reserve Estimates

The mineral reserves disclosed in this news release have been estimated in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. The Company’s U.S. investors are cautioned that SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.

As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, a final feasibility study and all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, disclosure of “contained metals” is permitted disclosure under Canadian regulations; however, the SEC only permits Exchange Act reporting companies to report reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.